Exhibit 99.1

Invitation to Nova’s Quarterly Update Webinar

Melbourne, Australia, May 15, 2026 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) is pleased to provide an opportunity for its shareholders, investors, and the broader market to attend a quarterly update webinar hosted by Redchip Companies as detailed below.

This online event, recorded on site in Alaska, will feature Nova Chief Executive Officer Christopher Gerteisen, who will provide an update on the Company’s progress over the past quarter and outline plans for the antimony project. The webinar will also include video footage showcasing the significant volume of mining and processing equipment transported to the Estelle Project during this year’s winter freight haul operations, together with an overview of its intended use.

Mr Gerteisen will also review key exploration results from the previous field season, including discoveries at Portage Pass, West Wing and RPM, provide an update on PFS test work for the gold project, and discuss the share and warrant scheme documentation recently distributed to security holders in relation to the Company’s proposed redomiciliation to the United States.

If attendees are not able to join the event on the day of the conference, an archived webcast will also be made available on the Company’s website.

Redchip Companies Webinar

Time:	4.15 pm US EDT Thursday 21 May 2026
6.15 am Australian EST Friday 22 May 2026

Registration:	To register for the free webinar, please visit:
https://www.redchip.com/webinar/NVA/86288361083

Questions:	Questions may be submitted in advance to NVA@redchip.com

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website.

www.novaminerals.com.au

About Nova Minerals Limited

Nova Minerals Limited is advancing one of the world’s largest undeveloped gold deposits into production and securing a U.S. domestic supply of the critical mineral antimony. The Company is focused on the exploration and development of the Estelle Gold and Critical Minerals Project, located in Alaska, a tier-one mining jurisdiction.

Estelle hosts two defined multi-million-ounce gold resources, and more than 20 prospects distributed along a 35-kilometre mineralized trend, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. In parallel, Nova is advancing its critical minerals strategy, fully funded by a US$43.4 million U.S. Department of War award to develop a domestic antimony supply chain, targeted for production in late 2026/2027.

Further discussion and analysis of the Estelle Gold and Critical Minerals Project is available through the interactive Vrify 3D animations, presentations and videos all available on the Company’s website.

www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Investor Relations:

Dave Gentry, CEO

RedChip Companies, Inc.

Phone: 1-407-644-4256

Email: NVA@redchip.com

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196